August 8, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
HSN, Inc.
Form S-1
SEC File No. 333-152697

Dear Mr. Owings:

        This letter is being delivered supplementally in connection with the response of HSN, Inc. (the "Company") to your comment in your letter dated August 7, 2008 to the Company regarding my opinion set forth at Exhibit 5.1 to the registration statement on Form S-1 referenced above. This letter serves as confirmation that I concur with your understanding that the reference to "Delaware General Corporation Law" in such opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Very truly yours,
/s/ GREGORY R. BLATT Gregory, R. Blatt Executive Vice President, General Counsel and Secretary of IAC/InterActiveCorp